[AmTrust Financial Services, Inc. letterhead]

January 12, 2015

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     AmTrust Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 1, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 10, 2014
File No. 001-33143

Dear Mr. Rosenberg:

Thank you for your letter dated December 31, 2014 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the period ended September 30, 2014 of AmTrust Financial Services, Inc.

We have carefully considered the Staff’s comments and set forth our responses below. For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2013
Notes to the Consolidated Financial Statements

5. Acquisitions, page F-30

1.
It appears your policy is to amortize the difference between the acquired loss and LAE reserves and your best estimate of the fair value of the reserves at the acquisition date ratably over the estimated payout period of those reserves. Please provide us the proposed revised disclosure to be included in future periodic reports that clarifies how you determine the carrying value of the acquired loss and LAE reserves. If you merely record these reserves at the acquiree’s carrying value, please separately explain to us how this accounting complies with the guidance in 944-805-30-1.

Response: Our proposed revised disclosure to be included in future periodic reports in Note 2. Significant Accounting Policies (with additions to the “Business Combinations” subsection on page F-15 underlined) is as follows:

Jim B. Rosenberg
Division of Corporation Finance
January 12, 2015

Business Combinations - The Company accounts for business combinations under the acquisition method of accounting, which requires the Company to record assets acquired, liabilities assumed and any non-controlling interest in the acquiree at their respective fair values as of the acquisition date in the Company's consolidated financial statements. The Company accounts for the insurance and reinsurance contracts under the acquisition method as new contracts, which requires the Company to record assets and liabilities at fair value. The Company adjusts the fair value loss and LAE reserves by recording the acquired loss reserves based on the Company’s existing accounting policies and then discounting them based on expected reserve payout patterns using a current risk-free rate of interest. This risk free interest rate is then adjusted based on different cash flow scenarios that use different payout and ultimate reserve assumptions deemed to be reasonably possible based upon the inherent uncertainties present in determining the amount and timing of payment of such reserves. The difference between the acquired loss and LAE reserves and the Company’s best estimate of the fair value of such reserves at the acquisition date is amortized ratably over the estimated payout period of the acquired loss and LAE reserves. The Company records contingent consideration at fair value based on the terms of the purchase agreement with subsequent changes in fair value recorded through earnings. The determination of fair value may require management to make significant estimates and assumptions. The purchase price is the fair value of the total consideration conveyed to the seller and the Company records the excess of the purchase price over the fair value of the acquired net assets, where applicable, as goodwill. The Company assigns fair values to intangible assets based on valuation techniques including the income and market approaches. The Company expenses costs associated with the acquisition of a business in the period incurred. The Company includes the results of operations of an acquired business in its consolidated financial statements from the date of the acquisition.

16. Income Taxes, page F-55

2.
Although you disclose in the last paragraph of this note that you have not recorded any unrecognized tax benefits at the end of December 31, 2012 and 2013, you do not disclose the amount of unrecognized tax benefits. Please provide us proposed disclosures to be included in future periodic reports that provides the disclosures, as applicable, required by ASC 740-10-50-15d. and 15A.

Response: We did not have any unrecognized tax benefits as of December 31, 2013 and 2012. We inadvertently failed to disclose this fact by removing the tabular disclosure required under ASC 740-10-50-15d that was included in our Annual Report on Form 10-K for the year ended December 31, 2012 on page F-52. Our proposed additional disclosure to be included within our “Income Taxes” footnote in future periodic reports is as follows:

As permitted by ASC 740-10 Income Taxes, the Company recognizes interest and penalties, if any, related to unrecognized tax benefits in its income tax provision. The Company does not have any unrecognized tax benefits and, therefore, has not recorded any unrecognized tax benefits, or any related interest and penalties, as of December 31, 2013 and 2012. No interest or penalties have been recorded by the Company for the years ended December 31, 2013, 2012 and 2011. The Company does not anticipate any significant changes to its total unrecognized tax benefits in the next 12 months.

Jim B. Rosenberg
Division of Corporation Finance
January 12, 2015

24. Segments, page F-69

3.
Please provide us proposed disclosures to be filed in future periodic reports that provides for each segment your premium revenues earned by each group of similar products. In this regard, it appears that you provide various types of coverage in each of your segments. Please see ASC 280-10-50-40.

Response: In future periodic reports, we will disclose our gross written premium by our major lines of business on a segmental basis. Our proposed additional disclosure, using dollar amounts for the year ended December 31, 2013, is as follows:

24. Segments

The following table details gross written premium for each of the Company’s major lines of business, by segment, for the year ended December 31, 2013:

(Amounts in thousands)	Small Commercial Business	Specialty Risk and Extended Warranty	Specialty Program	Personal Lines Reinsurance	Total
Workers’ compensation	$1,379,889	$—	$278,172	$—	$1,658,061
Warranty	—	838,004	14,749	—	852,753
Other liability	81,119	198,900	315,066	2	595,087
Commercial auto and liability, physical damage	144,038	19,727	137,874	5,949	307,588
Medical malpractice	—	238,656	—	—	238,656
Other	54,934	216,362	133,594	59,876	464,766
Total	$1,659,980	$1,511,649	$879,455	$65,827	$4,116,911

Form 10-Q for the Quarterly period Ended September 30, 2014

Cash Flow Statement, page 6

4.	Tell us how your presentation of net purchases of securities complies with Article 10 of Regulation S-X.

Response: We read Article 10 of Regulation S-X to allow an issuer to present a condensed statement of cash flows, but understand that the interim financial statements should follow the general form and content of presentation prescribed by other sections of Regulation S-X. We acknowledge your comment and, on a prospective basis, we will present purchases and sales of securities in our Quarterly Reports on Form 10-Q on a gross basis in a manner consistent with the presentation of similar information in our Annual Report on Form 10-K. Our proposed revised disclosure under the caption “Cash flows from investing activities” in our Consolidated Statement of Cash Flow Statement (using September 30, 2014 amounts, with additions underlined and deletions struck through) is as follows:

Jim B. Rosenberg
Division of Corporation Finance
January 12, 2015

Nine Months Ended September 30, 2014
Cash flows from investing activities:
~~Net purchases of securities with fixed maturities, available for sale~~	~~(619,152 )~~
Purchases of fixed maturities, available for sale	$(2,018,811)
Sales of fixed maturities, available for sale	1,336,830
Net sales of short term investments	62,829
~~Net purchases of equity securities, available-for-sale~~	~~(56,448 )~~
Purchases of equity securities, available for sale	(301,446)
Sales of equity securities, available for sale	244,998
~~Net p~~ Purchases of equity securities, trading	(4,183)
~~Net sales (purchases) of other investments~~	~~11,709~~
Purchases of other investments	(6,145)
Sales of other investments	17,485
Acquisition of life settlement contracts	(25,419)
Receipt of life settlement contract proceeds	5,027
Loan to ACP Re	(125,000)
Acquisition of subsidiaries, net of cash obtained	(75,914)
Sale of subsidiary, net of cash for subsidiary	20,059
Increase in restricted cash and cash equivalents	(72,060)
Purchase of property and equipment	(64,742)
Net cash used in investing activities	$(1,006,123)

These changes have no impact on the total amount of “Net cash provided by operating activities,” “Net cash used in investing activities,” “Net cash provided by financing activities” nor on the “Net increase in cash and cash equivalents” reported in our Consolidated Statement of Cash Flow Statement contained in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

5.	Please provide us proposed disclosure to be included in future periodic reports that discusses the amount and underlying causes of prior year loss development for each period presented.

Response: We acknowledge your comment and, on a prospective basis, we will disclose the amount and underlying causes of prior year loss development, by segment, for each period presented, if such amount is a significant component of our loss and loss adjustment expenses for that period. For the three and nine months ended September 30, 2014, we did not have any significant prior year adverse development on a consolidated basis or in any of our segments. Our proposed additional disclosure that we will include in future periodic reports to clarify whether prior year loss development was a significant component of loss and loss adjustment expenses, using the nine months ended September 30, 2014 as an example (with additions to the paragraph

Jim B. Rosenberg
Division of Corporation Finance
January 12, 2015

in our “Consolidated Results of Operations for the Nine Months Ended September 30, 2014 and 2013” on page 52 underlined), is as follows:

Loss and Loss Adjustment Expenses. Loss and loss adjustment expenses increased $708.2 million, or 67.6%, to $1,755.2 million for the nine months ended September 30, 2014 from $1,046.9 million for the nine months ended September 30, 2013. Our loss ratio for the nine months ended September 30, 2014 and 2013 was 67.0% and 67.2%, respectively. The loss ratio remained flat period over period as lower ultimate loss selections in our Specialty Risk and Extended Warranty segment's European casualty business in the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013 were offset by having a higher percentage of earned premium in 2014 from workers' compensation policies in the state of California, for which we assign a higher ultimate loss selection than for workers' compensation policies written in other states. We did not have any material increases or decreases as a result of prior year loss development.

In connection with our response to your Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (216) 328-6116 if you require any further information.

Sincerely,

/s/ Ronald E. Pipoly, Jr.

Ronald E. Pipoly, Jr., Chief Financial Officer

cc:     Lisa Vanjoske, Securities and Exchange Commission
Richard Bertuglia, BDO USA, LLP
Catherine Miller, AmTrust Financial Services, Inc.